315

3/14

SECU 02007715 MISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-35793

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
CAROLINA INVESTMENT PROPERTIES, INC. OF LEXINGTON

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

16 South Main Street
(No. and Street)

Lexington, (City) North Carolina (State) 27292 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert A. Team, Jr. 336-243-2600
(Area Code Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goins, Payne and Company, CPA's, PC
(Name - *if individual, state last, first, middle name*)

102A W. 1st Avenue (Address) Lexington, (City) NC (State) 27292 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Robert A. Team, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Carolina Investment Properties, Inc. of Lexington, as of December 31, 20 01, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



OFFICIAL SEAL
JUDITH H. BRIGGS
NOTARY PUBLIC - NORTH CAROLINA
COUNTY OF DAVIDSON
MY COMMISSION EXPIRES 9/14/2003

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Jeffery W. Goins, CPA
102 West First Avenue
Lexington, NC 27292
Office: 336-249-2176
Fax: 336-249-6565

Members: NCACPA, AICPA



GOINS PAYNE
& CO, CPAs, PC

James L. Payne, CPA
Post Office Box 1286
1120 Randolph Street, Suite 44
Thomasville, NC 27361-1286
Office: 336-475-7124
800-553-7292
Fax: 336-475-5426

INDEPENDENT AUDITORS' REPORT

Board of Directors
Carolina Investment Properties, Inc. of Lexington
Lexington, North Carolina

We have audited the accompanying balance sheets of Carolina Investment Properties, Inc. of Lexington as of December 31, 2001 and 2000 and the related statements of income, retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly the financial position of Carolina Investment Properties, Inc. of Lexington as of December 31, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

Our examination was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and in our opinion is fairly presented in all material respects in relation to the basic financial statements taken as a whole.

Goins Payne & Co.

February 11, 2002

CAROLINA INVESTMENT PROPERTIES, INC. OF LEXINGTON

BALANCE SHEETS

ASSETS	December 31 2001	December 31 2000
CURRENT ASSETS		
Cash In Bank	$ 122,030	$ 301,182
Accounts Receivable - Trade	167,500	
Prepaid Expenses	13,175	12,895
	302,705	314,077
PROPERTY AND EQUIPMENT		
Cost	338,611	354,817
Less, Accumulated Depreciation	(247,393)	(259,632)
	91,218	95,185
	$ 393,923	$ 409,262

LIABILITIES AND STOCKHOLDER'S EQUITY	2001	2000
CURRENT LIABILITIES		
Accounts Payable	$ 45,521	$ 14,359
Accrued Taxes, Other Than Income	3,084	51,998
	48,605	66,357
STOCKHOLDER'S EQUITY		
Capital Stock	3,150	3,150
Paid-In Capital	212,350	212,350
Retained Earnings	129,818	127,405
	345,318	342,905
	$ 393,923	$ 409,262

The accompanying notes are an integral part of these financial statements.
See Independent Auditors' Report

CAROLINA INVESTMENT PROPERTIES, INC. OF LEXINGTON

STATEMENTS OF STOCKHOLDER'S EQUITY

	December 31	
	2001	2000
CAPITAL STOCK		
Common, Par Value $10 - 315 Shares Issued And Outstanding	$ 3,150	$ 3,150
ADDITIONAL PAID-IN CAPITAL		
Amounts Received From Issue Of Capital Stock In Excess Of Par Value	212,350	212,350
RETAINED EARNINGS		
Balances - Beginning Of Periods	127,405	79,858
Dividends Paid		(1,550,000)
Net Income	2,413	1,597,547
Balances - End Of Periods	129,818	127,405
	$ 345,318	$ 342,905

The accompanying notes are an integral part of these financial statements.
See Independent Auditors' Report

CAROLINA INVESTMENT PROPERTIES, INC. OF LEXINGTON

STATEMENTS OF INCOME

	December 31	
	2001	2000
INCOME		
Commissions And Development Income	$ 325,722	$ 1,923,082
Property Management	323,541	315,936
	649,263	2,239,018
GENERAL AND ADMINISTRATIVE EXPENSES		
Salaries And Wages	254,772	352,304
Travel And Entertainment	41,294	42,938
Insurance	33,802	29,581
Payroll And Other Taxes	19,736	17,936
Office Expense	25,519	35,368
Contributions	8,530	6,379
Telephone	12,758	8,550
Dues And Licenses	5,464	8,393
Depreciation	28,695	30,569
Legal And Professional	11,284	12,801
Profit Sharing	30,560	35,584
Rent	17,600	19,816
Vehicle And Aircraft Expenses	71,501	40,974
Development Expenses	92,097	28,199
	653,612	669,392
INCOME (LOSS) FROM OPERATIONS	(4,349)	1,569,626
OTHER INCOME		
Interest	6,762	27,921
NET INCOME BEFORE TAXES	2,413	1,597,547
INCOME TAXES	-0-	-0-
NET INCOME FOR THE YEARS	$ 2,413	$ 1,597,547
EARNINGS PER SHARE		
Based On 315 Shares Outstanding During The Years	$ 7.66	$ 5,071.58

The accompanying notes are an integral part of these financial statements.
See Independent Auditors' Report

CAROLINA INVESTMENT PROPERTIES, INC. OF LEXINGTON

STATEMENTS OF CASH FLOWS (INDIRECT METHOD)

	December 31 2001	December 31 2000
NET CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$ 2,413	$ 1,597,547
Noncash Expenses, Revenues, Gains, And Losses Included In Income:		
Depreciation	28,695	30,569
Changes In Assets And Liabilities:		
Accounts Receivable	(167,500)	2,000
Prepaid Expenses	(280)	444
Accounts Payable	31,162	8,009
Accrued Taxes, Other Than Income	(48,914)	(3,727)
	(154,424)	1,634,842
NET CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase Of Property And Equipment	(24,728)	(36,398)
NET CASH FLOWS FROM FINANCING ACTIVITIES		
Dividends Paid	-0-	(1,550,000)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(179,152)	48,444
CASH AND CASH EQUIVALENTS - BEGINNING OF YEARS	301,182	252,738
CASH AND CASH EQUIVALENTS - END OF YEARS	$ 122,030	$ 301,182

The accompanying notes are an integral part of these financial statements.
See Independent Auditors' Report

CAROLINA INVESTMENT PROPERTIES, INC. OF LEXINGTON
NOTES TO FINANCIAL STATEMENTS
As Of Or For The Years Ended December 31, 2001 And 2000

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company is in the business of developing, selling and managing real estate investments in North Carolina. The accounting policies of Carolina Investment Properties, Inc. of Lexington are in accordance with generally accepted accounting principles. Below are policies considered particularly significant:

For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

Property And Equipment are stated at cost, less accumulated depreciation. Depreciation is calculated over the estimated useful lives of the assets for financial statement purposes where appropriate.

The Company uses the direct write-off method for recognition of bad debts. Management believes that no allowance for doubtful accounts is necessary.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

5. PROPERTY AND EQUIPMENT

An analysis of property and equipment and related accumulated depreciation is as follows:

	December 31			
	2001		2000	
	Cost	Accumulated Depreciation	Cost	Accumulated Depreciation
Vehicle And Aircraft	$ 247,408	$ 185,912	$ 275,408	$ 206,986
Office Furniture And Equipment	89,134	59,412	77,340	50,577
Leasehold Improvements	2,069	2,069	2,069	2,069
	$ 338,611	$ 247,393	$ 354,817	$ 259,632

3. INCOME TAXES

Effective January 1, 1988, the Company elected "S" Corporation status for Federal income tax purposes under Sections 1362 of the Internal Revenue Code, whereby the income of the corporation is taxed to, and the losses are deducted from the stockholder's individual Federal income tax return. Therefore, no provision has been made for Federal income taxes in these financial statements.

Effective January 1, 1989, the state of North Carolina adopted the provisions of Internal Revenue Code Section 1362 relating to "S" Corporation elections, as explained in the preceding paragraph. Therefore, no provision has been made for State income taxes in these financial statements

4. CONCENTRATION OF CREDIT RISK

Most of the Company's commission and development income is earned from developing and marketing office buildings in Piedmont, North Carolina. A change in that real estate market could have an adverse affect on future operations.

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. At December 31, 2001, the Company's uninsured cash balance totaled $22,030.

5. RELATED PARTY TRANSACTIONS

The following transactions with related parties occurred during the years ended December 31:

	2001	2000
The majority shareholder is a general partner in Parkwest Associates, LLC from which the following property management income was received	$ 30,115	$ 29,227
The majority shareholder is a shareholder in Condominium Management Co. from which the following property management income was received	93,942	105,500
The majority shareholder is an owner of various Carolina Income Properties, LLC's from which the following property management income was received	67,377	74,891
The majority shareholder is a shareholder in Team Concepts, Inc. from which the following property development income was received	-0-	1,575,000

Jeffery W. Goins, CPA
102 West First Avenue
Lexington, NC 27292
Office: 336-249-2176
Fax: 336-249-6565

Members: NCACPA, AICPA


GOINS PAYNE

& CO, CPAs, PC

James L. Payne, CPA
Post Office Box 1286
1120 Randolph Street, Suite 44
Thomasville, NC 27361-1286
Office: 336-475-7124
800-553-7292
Fax: 336-475-5426

February 11, 2002

Board of Directors
Carolina Investment Properties, Inc. of Lexington
Lexington, North Carolina

The following net capital computation as of December 31, 2001 has been prepared by us in accordance with rule 17a-5. This information was compiled by us from data included in our audit report dated February 11, 2002.

Goins Payne & Co.

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER CAROLINA INVESTMENT PROPERTIES, INC. OF LEXINGTON as of December 31, 20

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			$ 345,318
2.	Deduct ownership equity not allowable for Net Capital			( )
3.	Total ownership equity qualified for Net Capital			345,318
4.	Add:			
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			
	B. Other (deductions) or allowable credits (List)			
5.	Total capital and allowable subordinated liabilities			$ 345,318
6.	Deductions and/or charges:			
	A. Total nonallowable assets from Statement of Financial Condition (Notes 3 and C)	$ 271,893	3540	
	B. Secured demand note deficiency		3590	
	C. Commodity futures contracts and spot commodities-proprietary capital charges		3600	
	D. Other deductions and/or charges		3610	(271,893)
7.	Other additions and/or allowable credits (List)			
8.	Net capital before haircuts on securities positions			$
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):			
	A. Contractual securities commitments	$	3660	
	B. Subordinated securities borrowings		3670	
	C. Trading and investment securities:			
	1. Exempted securities		3735	
	2. Debt securities		3733	
	3. Options		3730	
	4. Other securities		3734	
	D. Undue Concentration		3650	
	E. Other (List)		3736	( )
10.	Net Capital			$ 73,425

OMIT PE

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER CAROLINA INVESTMENT PROPERTIES, INC. OF LEXINGTON as of Dec. 31, 2001

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	$ 3,240	37
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ 5,000	37
13.	Net capital requirement (greater of line 11 or 12)	$ 5,000	37
14.	Excess net capital (line 10 less 13)	$ 68,425	37
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	$ 68,564	37

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition		$ 48,605	37
17.	Add:			
	A. Drafts for immediate credit	$ [3800]		
	B. Market value of securities borrowed for which no equivalent value is paid or credited	$ [3810]		
	C. Other unrecorded amounts (List)	$ [3820]	$	38
19.	Total aggregate indebtedness		$ 48,605	38
20.	Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)		% 66.20%	38
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)		%	38

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	3
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	3
24.	Net capital requirement (greater of line 22 or 23)	$	3
25.	Excess net capital (line 10 less 24)	$	3
26.	Net capital in excess of: 5% of combined aggregate debit items or $120,000	$	3

OMIT PEN

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

Jeffery W. Goins, CPA
102 West First Avenue
Lexington, NC 27292
Office: 336-249-2176
Fax: 336-249-6565

Members: NCACPA, AICPA



GOINS PAYNE
& CO, CPAs, PC

James L. Payne, CPA
Post Office Box 1286
1120 Randolph Street, Suite 44
Thomasville, NC 27361-1286
Office: 336-475-7124
800-553-7292
Fax: 336-475-5426

Board of Directors
Carolina Investment Properties, Inc. of Lexington
Lexington, North Carolina

Reconciliation of Auditor's Net Capital Computation As Compared To Net Capital Computation Reported Focus Report At December 31, 2001.

Net Capital Computation Per Focus Report	$ 82,978
Add:	
Additional Assets Booked By Auditors:	-0-
Less:	
Additional Liabilities Booked By Auditors:	(9,553)
Net Capital Computation Prepared By Auditors	$ 73,425

Goins Payne & Co

FORM X-17A-5	FOCUS REPORT (Financial and Operational Combined Uniform Single Report) Part IIA Quarterly 17a-5(a) INFORMATION REQUIRED OF BROKERS AND DEALERS PERSUANT TO RULE 17

COVER

Select a filing method: Basic (selected) Alternate [0011]

Name of Broker Dealer: CAROLINA INVESTMENT PROPERTIES [0013]

SEC File Number: 8- 35793 [0014]

Address of Principal Place of Business: 16 S. MAIN STREET [0020]

LEXINGTON [0021] NC [0022] 27292 [0023]

Firm ID: 17823 [0015]

For Period Beginning 10/01/2001 [0024] And Ending 12/31/2001 [0025]

Name and telephone number of person to contact in regard to this report:

Name: ROBERT A. TEAM, JR., PRESIDENT [0030] Phone: 336-243-2600 [0031]

Name(s) of subsidiaries or affiliates consolidated in this report:

Name: ______ [0032] Phone: ______ [0033]

Name: ______ [0034] Phone: ______ [0035]

Name: ______ [0036] Phone: ______ [0037]

Name: ______ [0038] Phone: ______ [0039]

Does respondent carry its own customer accounts? Yes [0040] No (selected) [0041]

Check here if respondent is filing an audited report [0042]

ASSETS

Consolidated ○ [0198] Unconsolidated ● [0199]

		Allowable	Non-Allowable	Total
1.	Cash	122,030 [0200]		122,030 [0750]
2.	Receivables from brokers or dealers:			
	A. Clearance account	[0295]		
	B. Other	[0300]	[0550]	0 [0810]
3.	Receivables from non-customers	[0355]	157,500 [0600]	157,500 [0830]
4.	Securities and spot commodities owned, at market value:			
	A. Exempted securities	[0418]		
	B. Debt securities	[0419]		
	C. Options	[0420]		
	D. Other securities	[0424]		
	E. Spot commodities	[0430]		0 [0850]
5.	Securities and/or other investments not readily marketable:			
	A. At cost [0130]			
	B. At estimated fair value	[0440]	[0610]	0 [0860]
6.	Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[0460]	[0630]	0 [0880]
	A. Exempted securities [0150]			
	B. Other securities [0160]			
7.	Secured demand notes market value of collateral:	[0470]	[0640]	0 [0890]

	A. Exempted securities [0170]			
	B. Other securities [0180]			
8.	Memberships in exchanges:			
	A. Owned, at market [0190]			
	B. Owned, at cost		[0650]	
	C. Contributed for use of the company, at market value		[0660]	0 [0900]
9.	Investment in and receivables from affiliates, subsidiaries and associated partnerships	[0480]	[0670]	0 [0910]
10.	Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	[0490]	91,150 [0680]	91,150 [0920]
11.	Other assets	[0535]	13,302 [0735]	13,302 [0930]
12.	**TOTAL ASSETS**	122,030 [0540]	261,952 [0740]	383,982 [0940]

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	[1045]	[1255]	0 [1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	0 [1560]
B. Other	[1115]	[1305]	0 [1540]
15. Payable to non-customers	[1155]	[1355]	0 [1610]
16. Securities sold not yet purchased, at market value		[1360]	0 [1620]
17. Accounts payable, accrued liabilities, expenses and other	39,052 [1205]	[1385]	39,052 [1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		0 [1690]
B. Secured	[1211]	[1390]	0 [1700]
19. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	0 [1710]
1. from outsiders [0970]			
2. Includes equity subordination (15c3-1(d)) of [0980]			
B. Securities borrowings, at market value:		[1410]	0 [1720]
from outsiders [0990]			
C. Pursuant to secured demand note collateral agreements:		[1420]	0 [1730]
1. from outsiders [1000]			

2. Includes equity subordination (15c3-1(d)) of [1010]			
D. Exchange memberships contributed for use of company, at market value		[1430]	0 [1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	0 [1750]
20. TOTAL LIABLITIES	39,052 [1230]	0 [1450]	39,052 [1760]

Ownership Equity

			Total
21.	Sole proprietorship		[1770]
22.	Partnership (limited partners [1020])		[1780]
23.	Corporations:		
	A.	Preferred stock	[1791]
	B.	Common stock	3,150 [1792]
	C.	Additional paid-in capital	212,350 [1793]
	D.	Retained earnings	129,430 [1794]
	E.	Total	344,930 [1795]
	F.	Less capital stock in treasury	[1796]
24.	TOTAL OWNERSHIP EQUITY		344,930 [1800]
25.	TOTAL LIABILITIES AND OWNERSHIP EQUITY		383,982 [1810]

STATEMENT OF INCOME (LOSS)

Period Beginning 10/01/2001 [3932]	Period Ending 12/31/2001 [3933]	Number of months 3 [3931]

REVENUE

1.	Commissions:	
a.	Commissions on transactions in exchange listed equity securities executed on an exchange	[3935]
b.	Commissions on listed option transactions	[3938]
c.	All other securities commissions	[3939]
d.	Total securities commissions	0 [3940]
2.	Gains or losses on firm securities trading accounts	
a.	From market making in options on a national securities exchange	[3945]
b.	From all other trading	[3949]
c.	Total gain (loss)	0 [3950]
3.	Gains or losses on firm securities investment accounts	[3952]
4.	Profit (loss) from underwriting and selling groups	[3955]
5.	Revenue from sale of investment company shares	[3970]
6.	Commodities revenue	[3990]
7.	Fees for account supervision, investment advisory and administrative services	[3975]
8.	Other revenue	290,694 [3995]
9.	Total revenue	290,694 [4030]

EXPENSES

10.	Salaries and other employment costs for general partners and voting stockholder officers		139,000 [4120]
11.	Other employee compensation and benefits		37,033 [4115]
12.	Commissions paid to other broker-dealers		[4140]
13.	Interest expense		[4075]
a.	Includes interest on accounts subject to subordination agreements	[4070]	
14.	Regulatory fees and expenses		[4195]
15.	Other expenses		18,147 [4100]

16.	Total expenses		194,180 [4200]

NET INCOME

17.	Net Income(loss) before Federal Income taxes and items below (Item 9 less Item 16)		96,514 [4210]
18.	Provision for Federal Income taxes (for parent only)		[4220]
19.	Equity in earnings (losses) of unconsolidated subsidiaries not included above		[4222]
	a. After Federal income taxes of	[4238]	
20.	Extraordinary gains (losses)		[4224]
	a. After Federal income taxes of	[4239]	
21.	Cumulative effect of changes in accounting principles		[4225]
22.	Net income (loss) after Federal income taxes and extraordinary items		96,514 [4230]

MONTHLY INCOME

23.	Income (current monthly only) before provision for Federal income taxes and extraordinary items	180,345 [4211]

EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k) (1)–Limited business (mutual funds and/or variable annuities only) ☐ [4550]

B. (k) (2)(i)–"Special Account for the Exclusive Benefit of customers" maintained ☑ [4560]

C. (k) (2)(ii)–All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s) ☐ [4570]

Clearing Firm SEC#s	Name	Product Code
8- ____ [4335A]	____ [4335A2]	____ [4335B]
8- ____ [4335C]	____ [4335C2]	____ [4335D]
8- ____ [4335E]	____ [4335E2]	____ [4335F]
8- ____ [4335G]	____ [4335G2]	____ [4335H]
8- ____ [4335I]	____ [4335I2]	____ [4335J]

D. (k) (3)–Exempted by order of the Commission ☐ [4580]

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			344,930 [3480]
2.	Deduct ownership equity not allowable for Net Capital			[3490]
3.	Total ownership equity qualified for Net Capital			344,930 [3500]
4.	Add:			
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			0 [3520]
	B. Other (deductions) or allowable credits (List)			
		[3525A]	[3525B]	
		[3525C]	[3525D]	
		[3525E]	[3525F]	0 [3525]
5.	Total capital and allowable subordinated liabilities			344,930 [3530]
6.	Deductions and/or charges:			
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)		261,952 [3540]	
	B. Secured demand note deficiency		[3590]	
	C. Commodity futures contracts and spot commodities - proprietary capital charges		[3600]	
	D. Other deductions and/or charges		[3610]	-261,952 [3620]
7.	Other additions and/or credits (List)			
		[3630A]	[3630B]	
		[3630C]	[3630D]	
		[3630E]	[3630F]	0 [3630]
8.	Net capital before haircuts on securities positions			82,978 [3640]
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):			
	A. Contractual securities commitments		[3660]	
	B. Subordinated securities borrowings		[3670]	

C. Trading and investment securities;

1. Exempted securities [3735]

2. Debt securities [3733]

3. Options [3730]

4. Other securities [3734]

D. Undue Concentration [3650]

E. Other (List)

[3736A]	[3736B]
[3736C]	[3736D]
[3736E]	[3736F]

	0 [3736]	0 [3740]
10. Net Capital		82,978 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	2,603 [3756]
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	5,000 [3758]
13.	Net capital requirement (greater of line 11 or 12)	5,000 [3760]
14.	Excess net capital (line 10 less 13)	77,978 [3770]
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	79,072 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition — 39,052 [3790]

17. Add:

A. Drafts for immediate credit [3800]

B. Market value of securities borrowed for which no equivalent value is paid or credited [3810]

C. Other unrecorded amounts(List)

[3820A]	[3820B]	
[3820C]	[3820D]	
[3820E]	[3820F]	
	0 [3820]	0 [3830]

19.	Total aggregate indebtedness	39,052 [3840]
20.	Percentage of aggregate indebtedness to net capital (line 19 / line 10)	% 47 [3850]

OTHER RATIOS

21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	% 0 [3860]

SCHEDULED WITHDRAWALS

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual	Name of Lender or Contributor	Insider or Outsider	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	Withdrawal or Maturity Date (MMDDYYYY)	Expect to Renew
_ [4600]	[4601]	[4602]	[4603]	[4604]	[4605]
_ [4610]	[4611]	[4612]	[4613]	[4614]	[4615]
_ [4620]	[4621]	[4622]	[4623]	[4624]	[4625]
_ [4630]	[4631]	[4632]	[4633]	[4634]	[4635]
_ [4640]	[4641]	[4642]	[4643]	[4644]	[4645]
_ [4650]	[4651]	[4652]	[4653]	[4654]	[4655]
[4660]	[4661]	[4662]	[4663]	[4664]	[4665]
_ [4670]	[4671]	[4672]	[4673]	[4674]	[4675]
_ [4680]	[4681]	[4682]	[4683]	[4684]	[4685]
_ [4690]	[4691]	[4692]	[4693]	[4694]	[4695]
		TOTAL $	0 [4699]		

Omit Pennies

Instructions Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

Withdrawal Code	Description
1	Equity Capital
2	Subordinated Liabilities
3	Accruals
4	15c3-1(c)(2)(iv) Liabilities

STATEMENT OF CHANGES

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance, beginning of period			248,416 [4240]
	A. Net income (loss)			96,514 [4250]
	B. Additions (includes non-conforming capital of		[4262])	[4260]
	C. Deductions (includes non-conforming capital of		[4272])	[4270]
2.	Balance, end of period (From item 1800)			344,930 [4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period	[4300]
	A. Increases	[4310]
	B. Decreases	[4320]
4.	Balance, end of period (From item 3520)	0 [4330]

Jeffery W. Goins, CPA
102 West First Avenue
Lexington, NC 27292
Office: 336-249-2176
Fax: 336-249-6565

Members: NCACPA, AICPA


GOINS PAYNE

& CO, CPAs, PC

James L. Payne, CPA
Post Office Box 1286
1120 Randolph Street, Suite 44
Thomasville, NC 27361-1286
Office: 336-475-7124
800-553-7292
Fax: 336-475-5426

Board of Directors
Carolina Investment Properties, Inc. of Lexington
Lexington, North Carolina

We have examined the financial statements of Carolina Investment Properties, Inc. of Lexington for the year ended December 31, 2001, and have issued our report dated February 11, 2002. As part of our examination, we made an evaluation of the system of internal accounting control to the extent we considered necessary solely to determine the nature, timing, and extent of our auditing procedures. Accordingly, we do not express an opinion on the system of internal accounting control taken as a whole. Since the Company has only three employees, one of whom is also the principal, the basic elements of a system of internal control are not applicable

During the course of our examination, no material inadequacies were found to exist nor have any material inadequacies existed since the date of the previous audit.

Goins Payne & Co.

Jeffery W. Goins, CPA
102 West First Avenue
Lexington, NC 27292
Office: 336-249-2176
Fax: 336-249-6565

Members: NCACPA, AICPA


GOINS PAYNE

& CO, CPAs, PC

James L. Payne, CPA
Post Office Box 1286
1120 Randolph Street, Suite 44
Thomasville, NC 27361-1286
Office: 336-475-7124
800-553-7292
Fax: 336-475-5426

February 11, 2002

Board of Directors
Carolina Investment Properties, Inc. of Lexington
Lexington, North Carolina

We have completed our audit of Carolina Investment Properties, Inc. of Lexington as of December 31, 2001. During our audit, the following came to our attention which may be of interest to you:

> Because there are only three employees, one of whom is also the principal, the basic elements of a system of internal control cannot be established.

During our audit, we received full and courteous cooperation from everyone involved and would like to express our appreciation to them.

Goins Payne & Co.

CAROLINA INVESTMENT PROPERTIES, INC.

OF LEXINGTON

DECEMBER 31, 2001

INDEPENDENT AUDITOR'S REPORT

FINANCIAL STATEMENTS

AND

SUPPLEMENTAL INFORMATION

AS OF OR FOR THE YEAR ENDED

DECEMBER 31, 2001